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                              February 19, 2021

       Ezra Levine
       Chief Executive Officer
       Collectable Sports Assets, LLC
       333 Westchester Avenue, Suite W2100
       White Plains, NY 10604

                                                        Re: Collectable Sports
Assets, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 8
                                                            Filed February 1,
2021
                                                            File No. 024-11178

       Dear Mr. Levine:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 8 on Form 1-A

       Principal Interest Holders, page 244

   1. We note your response to our prior comment 1. Under Rule 405 of the Securities Act, a
                                                        "director" means any
director of a corporation or any person performing similar
                                                        functions with respect
to any organization whether incorporated or unincorporated. Under
                                                        Article V, Section 5.1
of your Amended and Restated Limited Liability Company
                                                        Agreement, your
Managing Member has "full power and authority to do, and to direct the
                                                        Officers to do, all
things and on such terms as it determines to be necessary or appropriate to conduct the business
of the Company and each Series," which seems like your
                                                        Managing Member
performs similar functions to that of a director. Accordingly, please revise your Principal
Interest Holders section to include the information required by Item
                                                        12 of Form 1-A.
 Ezra Levine
Collectable Sports Assets, LLC
February 19, 2021
Page 2
Exhibits

2. We note that you omit the name of the consignor/seller in many of your Consignment
       Agreements. Please tell us the basis on which you believe you can omit this information.
       In the alternative, please submit a confidential treatment request under Rule 406 covering the information redacted from the exhibit.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                             Sincerely,
FirstName LastNameEzra Levine
                                                             Division of
Corporation Finance
Comapany NameCollectable Sports Assets, LLC
                                                             Office of Trade &
Services
February 19, 2021 Page 2
cc:       Gary Brown
FirstName LastName